EXHIBIT 12.1

THE WARNACO GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES

				Fiscal
	Fiscal 2004	Period From February 5, 2003 January 3, 2004	Period From January 5, 2003 February 4, 2003

				2002	2001	2000
Interest expense	$19.8	$20.6	$1.8	$20.0	$122.2	$170.2
Capitalized interest	—	—	—	—	—	—
Interest on operating leases	15.0	16.6	1.3	27.6	45.2	59.3
Total fixed charges	34.8	37.2	3.1	47.6	167.4	229.5
Pre-tax income (loss) from continuing operations	78.5	30.3	2,437.2	(104.3)	(642.5)	(342.1)
Fixed charges	34.8	37.2	3.1	47.6	167.4	229.5
Total adjusted earnings	113.3	67.5	2,440.3	(56.7)	(475.1)	(112.6)
Fixed charge coverage	3.26	1.81	787.19	n/a	n/a	n/a
Deficit of earnings to fixed charges	n/a	n/a	n/a	$104.3	$642.5	$342.1